EXHIBIT 3: POLICIES AND PROCEDURES TO PREVENT THE MISUSE OF MATERIAL NON-PUBLIC INFORMATION

HR Ratings' policies and procedures to prevent the misuse of material non-public information under Rule Section 15E(g) of the Exchange Act and 17 CFR 240.17g-4, are stated in our Internal Rules, which are transcribed as follows:

A. Policies and procedures for the prevention of inappropriate dissemination within and outside the nationally recognized statistical rating organization of material nonpublic information obtained in connection with the performance of credit rating services.

I. Code of Conduct. Section V - Prevention of the misuse of non-public or confidential material information

V.1. Non-public or confidential material information.

Non-public or confidential material information will be understood as all information received by HR Ratings from an entity, issuer or member of the same business group, or from their accountants, attorneys, or other agents, which is visibly classified by the sender as non-public or confidential, or regarding which the entity or issuer has requested HR Ratings treat it as such in writing.

Non-public or confidential material information does not include information made public through any means not attributable to HR Ratings prior to or at the time of its disclosure to HR Ratings. In addition, non-public or confidential material information will not include information for which the entity or issuer has given authorization for its dissemination or that which may be required by any authority.

The handling of and treatment given to non-public or confidential material information will be subject to that set forth in this Code, the Internal Control Manual and the non-disclosure agreements entered into between HR Ratings and the entities or issuers rated, between HR Ratings and its employees, and between HR Ratings and its suppliers who may have access to this type of information.

The General Compliance Department will be the area responsible for overseeing compliance with HR Ratings policies on the prevention of the misuse of non-public or confidential material information by the Agency's employees, management and board members, for which compliance audits may be performed in accordance with the terms set forth in the Internal Control Manual.

V.2. Measures to protect non-public or confidential material information.

HR Ratings has established the following policies and mechanisms to ensure non-public or confidential material information is used solely and exclusively for the tasks of the Agency as a rating agency and to prevent the misuse of non-public or confidential material information.

V.2.1. Reception of information.

The Agency may receive confidential information by email sent to any Agency employee authorized to intervene in the matter or who has been designated to this effect in accordance with that established in the Internal Control Manual and the General Operations Plan.

V.2.2. Protection of files and non-public or confidential material information.

- All Agency employees and management who handle information provided by entities or issuers must adhere to the policies and guidelines for the handling, protection, access and safeguarding of information and files as indicated in the HR Ratings' Internal Control Manual.

- All HR Ratings employees and management will clear their desks of information at the end of the workday and whenever they are away from their desk. They will also shred any documents no longer in use.

- Agency employees are strictly prohibited from removing papers, physical files and electronic files containing non-public or confidential material information from the Agency's offices.

- HR Ratings employees are strictly forbidden from transmitting, distributing, or sending information classified for internal use outside the Agency. Information for internal use is information provided by the entities or issuers, work documents containing non-public or confidential material information, or documentation obtained or generated in the performance of their duties.

V.2.3. Access to offices.

As an additional protection measure for files and non-public or confidential material information, access to HR Ratings offices will be restricted by fingerprint recognition and visitors will be received in meeting rooms located in spaces physically separated from the Agency's operations.

II. Internal Control Manual. Section II.4 - Safeguarding Client information

Client files will be stored in an electronic folder on the Agency's HTRON and only the analysts authorized for such purposes will have access.

In addition, the working documents and other information will be stored in the protected folders on the Agency's internal server.

It is prohibited to store or hold confidential information, or any information generated, received, or delivered by HR Ratings or any employee in the exercise of its functions on the computer's hard drive or on the desktop out of the Agency's internal server.

Both the information stored on the Agency's HTRON and that stored in the electronic folders on the HR Ratings internal server will be backed up daily. The backup and custody will be executed under the strictest conditions of security and confidentiality, in adherence of the Agency's disaster prevention procedure for electronic information, which is included in the Technological Infrastructure Protocol.

The employees responsible for the security of electronic information inside the Agency will be held to the same rules of confidentiality and information handling applicable to the individuals involved in the rating process.

As a preventive measure, the people that provide the data backup and outside support services, and those that, where applicable, provide scanning services for hard copies of information received from clients will sign a non-disclosure agreement with the Agency, to ensure the proper handling of the information to which they have access.

Client files will be held for at least 5 (five) years, or the time set by the applicable law, from the date on which the rating process in question is completed and will be available to the supervisory and regulatory authorities during this time.

a. *Transmission or distribution of information*

Agency employees are strictly prohibited from removing any documents or electronic files containing non-public or confidential information or any information generated, received, or delivered by HR Ratings or any employee in the exercise of its functions from the offices of HR Ratings.

In addition, HR Ratings employees are strictly prohibited from transmitting, distributing, or sending information classified for internal use outside the Agency, except for communications with the Client concerned. Employees are strictly prohibited from sending information for internal use to their personal email outside the Agency.

Information for internal use is that provided by the entity or issuer or working documents containing non-public material or confidential information.

Client information will be sent solely to the person or persons the client has designated as responsible for communication with HR Ratings and must be marked confidential. The designated persons shall be updated on HTRON.

The files corresponding to the analysis reports, press releases, or rating letter will be sent to the persons authorized by the client to send and receive information, through the system the Agency defines to protect non-public material or confidential information.

Analysts will only share information for internal use within the Agency with the members of the analysis team that is overseeing the matter in question.

Both the Agency and its employees, management, shareholders, and board members are strictly prohibited from disclosing ratings prior to their release through the corresponding means indicated in the Agency's General Operation Plan.

The Agency will release to the public through its webpage the ratings given on securities registered, or to be registered, in the national securities register, and the ratifications, amendments and/or cancellations of these ratings.

The ratings assigned by the Credit Analysis Committee will only be provided to the entity or issuer prior to being released through the corresponding media as outlined in the General Operation Plan. Ratings requested by a third party involving the use of private information will be provided to the third party, applying the policies and procedure contained in the General Operation Plan of the Agency.

As part of the control measures to prevent the misuse of non-public material or confidential information or any information generated, received, or delivered by HR Ratings or any employee in the exercise of its functions, the computers of HR Ratings employees will be blocked from extracting information and introducing information via portable storage devices, such as removable hard drives, CDs, USBs, etc.

In the event any information contained on the Agency's internal server is required to be extracted to be stored on a portable device, or the extraction of information contained on a portable device to be introduced into the internal server, the IT Department will be asked to intervene and perform this action using a computer thusly enabled. The IT Department may place the information extracted from a portable device on the internal server, after performing a security check.

Any extraction of information from the internal server or introduction of information into the server will be duly documented in an information input/output log, indicating the name of the person, the type of file and information, and the date of the extraction (download) or introduction (upload). The General Compliance Department may audit these activities.

In addition, the Agency will have a firewall in place to block access to personal email accounts by employees via public websites, therefore employees will only have access to the Agency's email.

The General Compliance Department may conduct audits of the IT infrastructure to verify the firewall and blocking for the extraction of information on the Agency's computers are working correctly.

a.1 Principles for the use of social networks

Information posted on corporate and personal social networks circulates freely in seconds. The publication of wrong, offensive, or defamatory information or simply a word or comment misspoken could have grave consequences for the corporate image and reputation of HR Ratings. Therefore, all employees shall follow the following guidelines:

- Employees are strictly prohibited from taking pictures or video inside de Agency or at HR Rating events to be posted on social networks.
- All your opinions should be separated from those of HR Ratings.
- Do not share confidential information of HR Ratings, its clients, or suppliers.
- Do not ever use the logos or trademarks of HR Ratings without prior written authorization.
- It is prohibited to be rude with your audience.
- Do not ever publish something that can be interpreted as a threat, discrimination, or intimidation towards any HR Ratings colleague.
- Be careful with your spelling.
- Treat your coworkers with respect.
- Before making a comment think about how you would express yourself in front of an audience or in a meeting.
- You are responsible for all your comments and posts.

b. *Sending information to the financial authorities*

Only the persons authorized by the supervisory and regulatory authorities corresponding will be permitted to send information via the electronic receiving systems of these authorities. In addition, said responsibility may be delegated internally to other Agency employees.

The codes the financial authorities provide to the Agency to access the electronic systems will only be known to and used by the persons designated internally to send information, therefore such persons are obliged to not reveal these codes to third parties and will be responsible for any improper use of same.

B. Policies and procedures to prevent any person within the nationally recognized statistical rating organization from purchasing, selling, or otherwise benefiting from any transaction in securities or money market instruments when the person is aware of material nonpublic information obtained in connection with the performance of credit rating services that affect the securities or money market instruments.

I. Code of Conduct. Section VII "Conflicts of interest" – VII.2 "Measures to eliminate conflicts of interest" – VII.2.3 "Securities Transactions".

VII.2.3. Securities Transactions

1. "Securities Transactions" are those entered into directly or indirectly for:

   a) Securities registered in the National Securities Register (the "Register"). Securities are shares, interests, obligations, bonds, options, certificates, promissory notes, bills of exchange, and other negotiable instruments, registered by name or not, that can be traded on the securities markets, are issued in series or in a single offering and represent the capital stock of an entity, a proportional part of an asset, or interest in a collective loan or any individual credit right pursuant to the terms of applicable local and foreign laws.

   b) Certificates of deposit, commonly known as American Depositary Receipts ("ADRs") or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.

   c) Derivative financial instruments as long as their underlying assets are registered Securities.

   d) Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.

2. The following investments are not considered Securities Transactions:

   a) Shares in investment funds.

b) Securities issued by any sovereign entity.

c) Indexed trust stock certificates (representing rights for securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters).

d) Certificates referring to a group or basket of shares or price indexes.

The following persons are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings:

- HR Ratings, as a legal entity;
- Analysts that participate in the rating process of the entity or issuer;
- Members of the Credit Analysis Committee that participate in the rating of the entity or issuer, and
- Persons who, as a result of their duties, may have access to privileged information, per the terms of section VII.2.4 of the Code of Conduct.

All new Agency employees and board members will submit, on their entry or appointment date, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer; and also those of their spouse, partner, or dependent minors using the form in **Appendix 1 "Report on Securities Transactions"** of this Code.

In addition, all Agency board members and employees who perform a Securities Transaction of any entity or issuer must notify the Compliance Department using the form in **Appendix 1 "Report on Securities Transactions"** of this Code within a period of 10 (ten) business days following the Transaction in question.

Notwithstanding, all Agency employees and board members must complete and submit **Appendix 1 "Report on Securities Transactions"** every 6 (six) months. The semiannual endorsement shall indicate all securities transactions performed by the employee or board member to date, regardless of whether these have been previously reported.

For the purposes of reporting bank securities representing a debt equal to or less than one year serviced by a credit institution, the renewable securities must be reported only once, indicating this in the report.

The securities transactions report must be submitted together with the corresponding bank or securities account statement, dated no more than 3 (three) months prior to submission, in which said operations are indicated. Employees and board members have the right to challenge information not relevant to the reported transaction.

HR Ratings, through the Compliance Department, shall take all necessary measures to ensure that Securities Transactions by members of the Board of Directors, management, technical personnel responsible for the preparation of reports and providing follow up on the credit quality of securities or Agency customers and employees in general do not generate conflicts of interest.

In order to fulfill this objective, HR Ratings will maintain a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") in HTRON. All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request the rating to be private or whose initial rating process has been completed but not yet published (the "Private Ratings List"), to which only the Agency's General Management, the Compliance and Operations Department, the Business Development Department personnel, analysis managers and members of the Board of Directors will have access.

Both lists will be maintained up-to-date in the Agency's HTRON to verify that there are no conflicts of interest in the rating process derived from securities transactions in entities or issuers rated by HR Ratings held by employees and directors, as well as those of their spouses, common-law spouses or minor children. .

The limitations on Securities Transactions set forth in this section and the disclosure of these will apply equally to Transactions by the spouse, partner, or dependent minors of analysis managers or technical personnel involved in the rating process.

For the purposes of that set forth in the previous paragraph, HR Ratings employees, managers and board members will make every effort to be informed of securities transactions performed by their spouse, partner and/or dependent minors. No bank or securities account statement will be required for these transactions.

VII.2.4. *Use of privileged information*

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, which could or would influence the prices of registered securities.

HR Ratings board members, managers and employees are strictly forbidden to:

- Obtain any benefit from any Securities Transaction performed using privileged information obtained from their participation in the rating process for these securities, or in the performance of their duties.

- Provide or transmit privileged information to other persons, being required to comply with that established in the HR Ratings Internal Control Manual for the handling of non-public or confidential information.

- Issuing recommendations regarding any securities or negotiable instruments for which the price or quote could be influenced by the use of privileged information.

Privileged information is knowledge of relevant events not disclosed to the public by an issuer through the market on which their securities are traded.

It is not necessary for the person to be aware of all details concerning the relevant event for this to be considered privileged information, it is sufficient that the information to which they have access could influence the price or quote of an issuer's securities.

The Compliance Department will be responsible for monitoring policies on securities transactions and the use of privileged information.

Any improper use of privileged information shall be considered a serious breach to be sanctioned in accordance with the criteria established in **Appendix 11 "Criteria for determining the severity of violations of Company Rules"** of the Code of Conduct.

C. Policies and procedures that prevent the inappropriate dissemination within and outside the nationally recognized statistical rating organization of a pending credit rating action before issuing the credit rating on the Internet or through another readily accessible means.

I. Code of Conduct. Section VI. "Transparency and disclosure of information".

VI.1 Transparency

1. HR Ratings will take the following measures to guarantee the transparency of its activities:

   o Inform entities and issuers, prior to the signing of the service contract and through the Business Development Department, of the current rates or fees for the provision of its rating service. In addition, HR Ratings will inform entities and issuers through this same department of adjustments made to annual maintenance fees prior to the payment date for the annual renewal.

   o Prior to the publication of a rating or amendments, whenever feasible, HR Ratings will provide the entity or issuer with all relevant information as well as the principle factors considered in the assigning of a rating. HR Ratings will also consider any clarification made by the entity or issuer that would result in a more accurate rating in accordance with the procedure established in the Agency's General Operations Plan. Under no circumstances will HR Ratings offer additional services or renegotiate any clause in the service contract as a result of the clarification procedure outlined here.

   HR Ratings may publish a rating, or an amended rating, without previously informing the entity or issuer rated in the event of any circumstance that would directly affect the rating and of which market participants should be informed immediately, given the material impact the event could have on their perspective of the corresponding entity, issuer, or transaction.

   If HR Ratings fails to deliver to the entity or issuer rated the analysis report or press release prior to the publication of a rating, HR Ratings must do so immediately after the publication and provide details of the reasons for the delay.

   o The press release announcing the rating shall include the items indicated in the Agency's General Operations Plan as well as those in the Provisions and in local regulations applicable to HR Ratings. This shall be written in clear and easily understood language.

- o If HR Ratings has received revenues from issuers or entities for items that are not included in the service provided for the rating of securities, HR Ratings will indicate the portion such revenue represents in relation to the aggregate revenues earned by each entity or issuer as a result of their main activity.

- o Upon publication of a rating, HR Ratings will not disclose any non-public or confidential material information pertaining to the entity or issuer, in accordance with their instructions.

- o Ratings not required for securities offerings may be kept private until said entity or issuer requests their publication. The assigned rating may be published without convening the Credit Analysis Committee to agree on this publication, unless additional information has been provided or there are new elements that may have an impact on the rating assigned.

2. The obligation to publish initial ratings for possible securities offerings applies only in the countries where this is required by law.

3. Inappropriate dissemination within and outside HR Ratings of a pending rating action before publication of the credit rating on the Internet or through another readily accessible means is strictly prohibited.

4. HR Ratings will publish the following information on its website free of charge and non-selectively:

- o Press releases for assigned ratings, amendments of these ratings, or the withdrawal of ratings, as well as decisions to suspend the follow-up for a rating and the reasons for such action. The foregoing with the exception of private ratings which shall be sent solely to the requesting entity or issuer. Press releases will be available on the Agency website for a period of at least 12 (twelve) months from their date of publication.

    In addition, HR Ratings will issue a press release if an entity decides to rescind their service contract when it is known that this rescission was in response to a rating downgrade. This will be issued on the business day following rescission.

- o Historical information on annual default rates for each of the rating categories and transition matrices across assigned ratings.

- o Methodologies used for the rating of entities, issuers and/or issues, and any substantial amendment of these documents and the rating process.

- o In the case of amendments to the rating methodologies and procedure, the reason or justification of said amendments will be indicated and they will be analyzed to determine whether they could result in changes to any current rating.

- o Notice of the existence of any significant error identified in any procedure or methodology that could result in any change to a current rating.

- o Comments received from the market, in general, through the HR Ratings' website, regarding new methodologies or amendments to methodologies as well as comments related to a current methodology and the corrective action taken.

  The Agency will maintain publicly the comments received regarding the draft for a new methodology or amendment of a methodology for a minimum of 10 (ten) calendar days from the date the corresponding draft is published.

  Comments received regarding a current methodology will be maintained on the Agency's website until the methodology in question is amended and the draft is published to receive new comments from the market.

- o The follow-up processes for a rating, the frequency of reviews, and also the criteria for the withdrawal or suspension of a rating.

- o The structure and voting process for the committees that determine the ratings and their follow-up, if applicable.

- o Scales, nomenclatures and their definitions, and the definition of default as agreed by the Methodology Committee.

- o A list of ratings assigned to each entity or issuer from the date of the initial rating action. The foregoing provided the rating has been amended.

México: Guillermo González Camarena No. 1200, Piso 10, Colonia Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, C.P. 01210, Ciudad de México. Tel 52 (55) 1500 3130.
Estados Unidos: 2990 Ponce de Leon Boulevard, Suite 401, Coral Gables, FL 33134. Tel +1 (212)-220-5735.
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Twitter: @HRRATINGS

- The Code of Conduct and its amendments, within a period of 2 (two) business days following the date they have been approved by the competent authority for such purposes.

- Contact information for:

  - Any question from any market participant regarding the rating methodologies.
  - Any question from any market participant regarding the Agency's internal regulations.
  - Development of business and entities or issuers.

- The annual report, approved by the Board of Directors, containing relevant information on the activities of HR Ratings, its structure, the number of ratings assigned, changes to the Agency's policies, procedures, and other relevant items during the corresponding year. The report will be released the same day it is submitted to the CNBV.

- The powers of the Board of Directors and independent board members, as well as the number of independent board members serving the Agency, including the statement explaining that these board members do not fall within any of the categories indicated in sections I to V of article 26 of the Securities Market Act.

- Initial ratings, as well as changes, amendments, or cancellations of ratings, on the date they are issued.

- A history of ratings assigned for each entity, issuer, securities or instruments rated by HR Ratings. Such historical information shall include the requirements established for such purposes in **Appendix F "Report and/or Press Release"** of the General Operations Plan.

- Where applicable, and pursuant to applicable regulations, the Form ABS Due Diligence 15-E.

*********

APPENDIX 1

Report on Securities Transactions

_____ ____, _____

HR Ratings Chief Compliance Officer

To comply with the obligation set forth in Section VII.2.3 of the Code of Conduct "Securities Transactions", I report below the Securities Transactions the undersigned operates as of this date and those my spouse, partner and/or dependent minors operate, involving issuers, or entities rated by HR Ratings:

☐ I have no securities transactions to report

☐ I have the following securities transactions to report:

Securities transactions held by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term equivalent to or less than a year.	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that performed the transaction

Securities Transactions held by my spouse, partner and/or dependent minors

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that performed the transaction

I declare I am familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information indicated in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

_____
(Name of employee or board member, position and signature)

Instructions:
(i)   This form must be completed by all new hires of HR Ratings.
(ii)   This form must be completed by all employees, managers, or analysts who operate Securities Transactions with any entity or company rated by HR Ratings within 10 (ten) business days of performing the transaction.
(iii)   This form must be completed by analysis personnel whose spouse, partner or dependent minor(s) have performed a Securities Transaction with any entity or company rated by HR Ratings.
(iv)   This form must be completed by all HR Ratings employees, board members, and managers every 6 (six) months, indicating the securities transactions performed.
(v)   Securities Transactions are those performed directly or indirectly involving:
        a)   Securities registered with the National Securities Registry.
        b)   Certificates of deposit, commonly known as American Depositary Receipts (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point or similar or analogous instruments.
        c)   Derivative financial instruments provided their underlying assets are registered with the National Securities Registry.
        d)   Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.
(vi)   The following investments are not considered Securities Transactions:
        a)   Shares in mutual funds.
        b)   Securities issued by the federal government.
        c)   Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
        d)   Certificates referring to a group or basket of shares or price indexes.
(vii)   Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a credit institution rated by HR Ratings must be reported only once, indicating this characteristic in the report.
(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control in accordance with the terms of article 2 of the Securities Market Act.
(ix)   A monthly account statement should be attached, dated no more than 3 (three) months prior to the present date, issued by the financial broker indicating the securities transaction.
(x)   If neither you nor your spouse, partner, or dependent minor(s) have performed Securities Transactions with entities or issuers rated by HR Ratings, please indicate "Do not have" or "not applicable".

APPENDIX 11

Criteria for determining the severity of violations of company rules

Types of violations or non-compliance

- Of policies on Independence and Conflicts of Interest

- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information

- Of policies included in the Manuals in general

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal warning
Moderate	Written warning
Serious	Suspension
Very serious	Dismissal

The following criteria will be considered when determining the severity of the violation or non-compliance:

Criteria	Severity
Sexual harassment	Very serious
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was personal gain or benefit for a third party	Very serious
The Agency's image or equity was damaged	Serious or Very serious
A rating was affected	Serious
The violation was covered up	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious
First offense	Minor
Error without consequences	Minor

Note: The sanction may be reduced if the offender accepts, they committed the violation and makes amends.